Securities and Exchange Commission
Washington, DC 20549
Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Destra Targeted Income Unit Investment Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

901 Warrenville Road, Suite 15
Lisle, Illinois 60532

Telephone Number (including area code):

(630) 241-4200

Name and Address of agent for service of process:

Nicholas Dalmaso
Destra Targeted Income Unit Investment Trust
901 Warrenville Road, Suite 15
Lisle, Illinois 60532

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes   X     No __

_________________

Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Lisle and State of Illinois on the 1st day of October, 2012.

Destra Targeted Income Unit Investment Trust

By: Destra Capital Investments LLC

By: /s/ Nicholas Dalmaso
Nicholas Dalmaso, President

Attest: /s/ Anne S. Kochevar
                        Anne S. Kochevar